Exhibit 99.6

CONSENT OF FERNANDO A. CORNEJO

August 15, 2022

To: United States Securities and Exchange Commission (the "SEC")

Re: Great Panther Mining Ltd. (the "Company") Registration Statement on Form F-10 (including any amendments thereto, the "Registration Statement")

I hereby consent to the use of my name and incorporation by reference into the Registration Statement of the scientific and technical information contained in the Company's Management's Discussion and Analysis for the three months ended June 30, 2022 and in the news release dated August 3, 2022.

This consent extends to any amendments to the Registration Statement, including any post-effective amendments.

Yours truly, ___________________________________
Fernando A. Cornejo, M.Eng., P.Eng.